Exhibit 13.1

EXHIBIT 13.1
"TESTING THE WATERS" MATERIALS

iPIC WEBSITE

WE'RE GOING PUBLIC.

Make history with us and become a shareholder in our I.P.O.

---

iPic Entertainment IPO



ICR CONFERENCE PRESENTATION WEBCAST

---

iPic® Entertainment Inc. will be presenting at the 20th Annual ICR Conference at the JW Marriott Orlando Grande Lakes in Orlando, Florida on Tuesday, January 9, 2018. Presenting from the Company will be Hamid Hashemi, CEO and Founder; Paul Westra, Chief Financial Officer; and Sherry Yard, Chief Operating Officer. The presentation will begin at 1:30 p.m. Eastern Time. **Click here to access the Live Webcast of the presentation. (http://wsw.com/webcast/icr4/ipic)**

INVESTMENT HIGHLIGHTS

---

iPic Entertainment (iPic) strives to be our guest's favorite local destination for a night out on the town. Our newest facilities blend three distinct areas – a polished-casual restaurant, a farm-to-glass full-service bar, and our world-class luxury theater auditoriums – into a one-of-a-kind experience. We believe that our multi-faceted guest experience of dining, drinking and watching a movie in a luxurious setting, supported by ever changing Hollywood movies and other non-traditional content (such as concerts and eGaming) has helped to create a differentiated brand that is widely recognized and has no national direct competitor on the premium end of the market.   We believe our concept is well-positioned within today's ever-increasing experiential economy.

- **America's premier luxury restaurant-and-theater concept**
  - iPic owns and operates 16 luxury theaters with 121 screens in 10 states.
  - Revenue mix for 2016 was: 51% from food-and-beverage; 31% from theater box-office; and 18% from other (e.g. membership, sponsorship, and others).
- **Growth opportunity**
  - From 2012 to 2016, IPIC has delivered four-year compound growth of:
    - Units by +12%/yr
    - Revenues by +22%/yr
  - We believe there is the potential for at least 200 US locations
- **IPic's business model is like other disruptive Destination brands**
  - We believe destination dinner is the highest-returning customer occasion and the most competitively defensible.
  - Our business model combines premium foodservice with entertainment into a single-site all-night destination that is comparable to that of *Dave and Busters* and *Top Golf*.
  - Our brand has attracted sponsorships and partnerships with other world-class brands, including Netflix, Cartier, Google, M&Ms, and Burberry.
- **Our food: IPic's culinary expertise**
  - iPic operates five distinct restaurant brands that are run under the leadership of three-time James Beard Award winning chef and Food Network TV personality, Sherry Yard.
  - Our restaurant brands include City Perch Kitchen + Bar; Tanzy; The Tuck Room; The Tuck Room Tavern and iPic Express (our chef-driven in-theater dining option).
- **Our service: IPic's empowered hospitality culture**
  - Our hospitality-driven culture is the most important factor of our success as we train and empower our team to provide guests with world-class customer service.
  - We have also invested heavily in technology to empower our customers who, at their choosing, can execute a near frictionless digital customer experience through our iPic App, including the ability to buy tickets, to order food-and-beverage (in beta test), and to close-out their check.

- Our facilites: iPic's world-class environment and ambiance

  - We build architecturally unique entertainment destinations that successfully compete against other out-of-home choices, and provide a shared-experience alternative to in-home entertainment options.
  - The comfort and privacy of our patent-pending Premium-Plus Seating Pods, combined with our exclusive pillows and blankets, provide a luxury experience that is accessible to the general population at an affordable price.

- Seasoned management team

  - iPic is led by a strong management team with extensive experience with national brands in all aspects of casual-dining and entertainment operations.
  - Our founder and CEO has been in the theatrical entertainment business of over 30 years, and has successfully founded two prior exhibition companies.

- A top-tier existing shareholder base

  - Our largest shareholders include Australia's largest exhibitor and publicly-traded company (Village Roadshow) and a large state pension fund (Retirement System of Alabama).

TESTING THE WATERS: iPic® Entertainment, Inc. is currently "Testing the Waters" and no additional information is available at this time other than what is listed at www.banq.co/listings/iPic (http://banq.co/listings/ipic). The offering will be made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed with the Securities and Exchange Commission but has not yet become qualified. This posting shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No securities may be sold, and no offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A+ until an offering statement is qualified by the U. S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A+ offering is non-binding and involves no obligation or commitment of any kind.

No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No securities may be sold, and no offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A+ until an offering statement is qualified by the U. S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A+ offering is non-binding and involves no obligation or commitment of any kind.

INDICATE INTEREST

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Investment Amount (USD)

Amount interested in investing (USD).

TESTING THE WATERS: iPic® Entertainment, Inc. is currently "Testing the Waters" and no additional information is available at this time other than what is listed at www.banq.co/listings/iPic (http://banq.co/listings/ipic). The offering will be made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed with the Securities and Exchange Commission but has not yet become qualified. This posting shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No securities may be sold, and no offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A+ until an offering statement is qualified by the U. S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A+ offering is non-binding and involves no obligation or commitment of any kind.

BANQ WEBSITE

URL: http://banq.co/listings/ipic

REINVENTING CAPITAL MA

ABOUT US BROWSE DEALS HOW TO INVEST/TRADE REG A+ CONTACT US

OPEN AN ACCOUNT LOGIN

OVERVIEW OFFERING DETAILS DOCUMENTATION

REQUEST MORE INFO INVEST NOW

INITIAL PUBLIC OFFERING TESTING THE WATER » NASDAQ

iPic Entertainment Inc.

UPCOMING

ENTERTAINMENT I IPIC

The Ultimate Theater Experience

iPic Entertainment (IPIC) strives to be their guest's favorite local destination for a night out on the town. Their newest facilities blend three distinct areas – a polished-casual restaurant, a farm-to-glass full-service bar, and our world-class luxury theater auditoriums – into a one-of-a-kind experience.

iPic believes that their multi-faceted guest experience of dining, drinking and watching a movie in a luxurious setting, supported by ever changing Hollywood movies and other non-traditional content (such as concerts and eGaming) has helped to create a differentiated brand that is widely recognized and has no national direct competitor on the premium end of the market. iPic believes their concept is well-positioned within today's ever-increasing experiential economy. iPic currently operates 121 screens at 16 locations in 10 states with additional 5 locations under construction and a pipeline of additional sites in various stages of development.

Visit https://www.ipictheaters.com

RAISING

$40,052,500

VALUATION

$~189 million pre money

SHARE PRICE

$18.50

Entertainment

Upcoming Deal

Nasdaq

iPic

$ 462.50 Minimum

INVEST NOW

iPic Entertainment IPO



COMPANY HIGHLIGHTS

Investment Considerations

 **• IPIC'S BUSINESS MODEL IS LIKE OTHER DISRUPTIVE DESTINATION BRANDS**

+ iPic believes destination dinner is the US restaurant industry's highest-returning customer occasion and the most competitively defensible.

+ iPic's business model combines premium foodservice with entertainment into a single-site all-night destination that is comparable to that of Dave and Busters and Top Golf.

+ iPic has attracted sponsorships and partnerships with other world-class brands, including Netflix, Cartier, Google, M&Ms, and Burberry.

 **• AMERICA'S PREMIER LUXURY RESTAURANT-AND-THEATER CONCEPT**

+ iPic owns and operates 16 luxury theaters with 121 screens in 10 states.

+ Revenue mix for 2016 was: 51% from food-and-beverage; 31% from theater box-office; and 18% from other (e.g. membership, sponsorship, and others).

• GROWTH OPPORTUNITY

- From 2012 to 2016, iPic has delivered four-year compound growth of:

+ Units by +12%/yr

+ Revenues by +22%/yr

 **• THEIR FOOD: IPIC'S CULINARY EXPERTISE**

+ iPic operates five distinct restaurant brands that are run under the leadership of three-time James Beard Award winning chef and Food Network TV personality, Sherry Yard.

+ Their restaurant brands include: City Perch Kitchen + Bar; Tanzy; The Tuck Room; The Tuck Room Tavern and iPic Express (our chef-driven in- theater dining option).

 **· SEASONED MANAGEMENT TEAM**

+ iPic is led by a strong management team with extensive experience with national brands in all aspects of casual-dining and entertainment operations.

+ iPic's founder and CEO has been in the theatrical entertainment business for over 30 years, and has successfully founded two prior exhibition companies.

• A TOP-TIER EXISTING SHAREHOLDER BASE

+ iPic's largest shareholders include Australia's largest exhibitor and publicly-traded company (Village Roadshow) and a large state pension fund (Retirement System of Alabama).

 

OFFERING DOCUMENTATION

Please read the offering documents in full including the offering circular and risk factors before making any investment decisions

PRESENTATION   SUMMARY   FORM 1-A   RISK FACTORS

Presentation
Coming Soon

LEGAL DISCLAIMER

The offering will be made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed with the Securities and Exchange Commission but has not yet become qualified. This posting shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No securities may be sold, and no offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A+ until an offering statement is qualified by the U. S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A+ offering is non-binding and involves no obligation or commitment of any kind.

CONTACT FORM

Have Questions? Want to speak to a broker? Call 917 512 0820 or Fill out the Contact Form Below

TICKER SYMBOL: IPIC

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About BANQ

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PRESS RELEASE

iPic® Entertainment To List On Nasdaq for Initial Public Offering via JOBS Act Regulation A+

Shares of Premium Entertainment Experience Will Soon Be Available for Trading

NEWS PROVIDED BY
iPic Entertainment →
Dec 27, 2017, 08:00 ET

BOCA RATON, Fla., Dec. 27, 2017 /PRNewswire/ -- iPic® Entertainment Inc. ("iPic" or the "Company"), today announces it has selected the Nasdaq Stock Market for the listing of its upcoming $40 million Regulation A+ Initial Public Offering (IPO), subject to eligibility requirements. The Company has filed an Offering Statement on Form 1-A with the Securities and Exchange Commission (SEC) relating to the proposed IPO of its common stock under the recently amended provisions of Regulation A+ pursuant to the Jumpstart Our Business Startups (JOBS) Act of 2012. iPic has applied to list its common stock on Nasdaq under the ticker symbol "IPIC."

TriPoint Global Equities, LLC, working with its online division BANQ® (www.banq.co), will act as the Lead Managing Selling Agent; Roth Capital Partners, LLC will act as the Institutional Placement Book-Running Agent; and Telsey Advisory Group LLC ("TAG") will act as Co-Manager for the offering.

The Company is offering 2,165,000 shares at $18.50 per share. The Company seeks to raise approximately $40 million in its IPO under Regulation A+, and intends to use the proceeds from the offering for general corporate purposes, including opening new iPic® locations and renovating existing iPics.

Individuals interested in learning more about the iPic® Entertainment investment opportunity can register an indication of interest by visiting www.ipictheaters.com/#/invest/.

"This is an exciting milestone for iPic and we are honored to have applied to list on the Nasdaq Stock Market, as we take the next step in becoming a publicly-traded company," said Hamid Hashemi CEO and Founder. "iPic delivers a world-class hospitality experience, and this listing will provide great visibility for the Company amongst potential stockholders and will allow our 1.8 million members, loyal guests, as well as the general public, to be able to play a direct role in our continued growth."

About iPic® Entertainment
Established in 2006 and headquartered in Boca Raton, FL, iPic® Entertainment is America's premier luxury restaurant-and-theater brand. A pioneer of the dine-in theater concept, iPic® Entertainment's mission is to provide visionary entertainment escapes, presenting high-quality, chef-driven culinary and mixology in architecturally unique destinations that include premium movie theaters and bar/restaurants. iPic® Theaters currently operates 16 locations with 121 screens in Arizona, California, Florida, Illinois, New Jersey, New York, Texas, Washington and Wisconsin and new locations planned for California, Connecticut, Philadelphia, and New York. For more information, visit www.ipic.com.

Forward-Looking Statements
This press release may include "forward-looking statements." To the extent that the information presented in this press release discusses financial projections, information, or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as "should," "may," "intends," "anticipates," "believes," "estimates," "projects," "forecasts," "expects," "plans," and "proposes." Although we believe that

the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. You are urged to carefully review and consider any cautionary statements and other disclosures, including the statements made under the heading "Risk Factors" and elsewhere in the offering statement that we have filed with the SEC. Forward-looking statements speak only as of the date of the document in which they are contained, and iPic® Entertainment does not undertake any duty to update any forward-looking statements except as may be required by law.

Legal Disclaimer

The offering will be made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed publicly with the Securities and Exchange Commission but has not yet become qualified.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No securities may be sold, and no offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A+ until an offering statement is qualified by the U.S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A+ offering is non-binding and involves no obligation or commitment of any kind.

Investor Relations:

ICR

Melissa Calandruccio, CFA

iPicIR@icrinc.com

646-277-1273

Media Relations:

The Gab Group for iPic® Entertainment Corporate

Michelle Soudry

msoudry@thegabgroup.com

561-750-3500

Jonesworks

Stephanie Jones/Michelle Bower

ipic@jonesworks.com

212-839-0111

SOURCE iPic Entertainment

Related Links

http://www.ipic.com

MANAGEMENT PRESENTATION INVITE AND SLIDESHOW



THURSDAY, NOVEMBER 16
AT iPic FULTON MARKET, NYC

5:30PM - COCKTAIL RECEPTION
6:30PM - MANAGEMENT PRESENTATION
7:30PM - ADVANCE SCREENING OF JUSTICE LEAGUE



iPic ENTERTAINMENT

Management Presentation

November 2017

Lights, Camera, Action!

iPic ENTERTAINMENT


FULTON

Agenda

Top-Down Market Positioning	**1**
Company Overview	**2**
Our Business Model	**3**
Investor Metrics	**4**

1a iPic New-Age Market Positioning: 1 + 1 + 1 = 4

iPic ENTERTAINMENT

We Like iPic's Positioning in the Marketplace



	Restaurant **Business**		Mixology -Inspired **Lounge Business**		Theater **Business**		Four-Hour Customer **Experience**
Our Business	1	+	1	+	1	=	4

iPic ENTERTAINMENT®

+

+

= Entire Night Out Within a **Single Location**

Polished-Casual **Restaurant**	Farm-to-Glass **Lounge & Bar**	Luxury Theater **Experience**

iPic ENTERTAINMENT

We Observe Similar Models Performing Well in the Marketplace

	Restaurant Business	Bar Business	Experience Business	






Golf Driving Range

= Top Consumer Growth Company






Gaming

= ~+40% Growth In Per-Store Profits Over Past 7 Years

1a iPic New-Age Market Positioning: Eat-ertainment Brand

iPic ENTERTAINMENT

We Like Potential *Size* and *Composition* of the One-Stop Night-Out Business

$260 Billion US Full-Service Restaurant Business



Kitchen-Substitute Occasion

Experiential-Dining Occasion

Enabled Creation of Specialized Business-Models to Focus on One of these Two Occasions

Quick-Casual



$5B[1]
$35B[1]
1995
2015

Eat-ertainment



?
2010
2030

1. Technomic 2017 Top-500 Report

iPic ENTERTAINMENT

We Like Potential _Competitive Defensibility_ of the One-Stop Night-Out Business

Because we believe it is hard for many **existing** restaurants and theaters to copy iPic's positioning

<u>Restaurants adding Theaters?</u>



Facility Hurdle

<u>Theaters adding Restaurants?</u>







Hospitality-Culture/
Culinary-Expertise
Hurdle

iPic New-Age Business Model: iPic is NOT Like a Traditional Movie Theater

iPic ENTERTAINMENT

iPic Generates Revenue from Different Yet Complementary Profit Centers

2016 Revenue

iPic ENTERTAINMENT®

Sponsorship/ Branding/ VIP Fees 18%
Theatrical Box Office 31%
Food & Beverage 51%

Theater Competitors (1)

Other Income 5%
Theatrical Box Office 64%
Food & Beverage 31%

Note

1. Competitors include AMC, Regal and Cinemark

iPic New-Age Business Model: iPic is a Membership-Driven Model

iPic ENTERTAINMENT

Quantity

Comparison to Leading Membership Brands

Members
Percentage of Total System Sales
45%[1]
36%[2]
~25%[3]
iPic ENTERTAINMENT
STARBUCKS COFFEE
Domino's

1: iPic Results 3Q17-YTD

2: Starbucks Results 3Q17

3: Stifel Financial estimate for 2017

Quality

Key Demographic Highlights

- 60% Female, 40% Male
- 34 – 39 median age
- $180K Average HHI / $120K Median HHI
- 90% of guests between the ages of 21 and 54

















Source: Epsilon Data Management, 2015

1b iPic Story: New-Age Market Positioning + New Age Business Model

iPic ENTERTAINMENT

	Food-&-Beverage		Entertainment		Social
Business Profile	Basic Restaurant (Lunch/Dinner)	+	Special-Event Business (Corporate/Personal)	+	Sponsorship/ Branding
ROICs	Average Store-Level Cash-on-Cash ROICs	+	Incremental	+	Incremental





Dave and Buster's (D&B)	Basic Restaurant (Lunch/Dinner)	→	Event Business > 15% of Sales	→	Ancillary Revenue 5%< of Sales	High Performer in Full-Service
TOPGOLF	Basic Restaurant (Lunch/Dinner)	→	Event Business > 15% of Sales	→	Ancillary Revenue > 15% of Sales	Top US Growth Company
iPic THEATERS	Basic Restaurant (Lunch/Dinner)	→	Event Business 5% < of Sales	→	Ancillary Revenue > 15% of Sales	High Ancillary; Evolving Content













T.G.I. FRIDAYS, Ruby Tuesday, Applebee's, chili's

On-Premise → Off-Premise

Many larger casual-dining restaurants are focusing on technology-driven convenient meal solutions (pick-up or deliver) as opposed to focusing on hospitality-driven destination-dining occasions.

10

1b iPic Strategic Priority: To Achieve Local-Level Scale in Key Markets

iPic ENTERTAINMENT

We Believe the US Restaurant Industry is a Market-Level ROIC Business

Near-Term Priority: Achieve Local Scale in Key Targeted Markets[1]



Profit/ Store
Convenience Factor
Brand Awareness
Membership Penetration
0%
25%
50%
100%
Local Market's Maturation

Ongoing Priority: Achieve National Scale

- G&A Leverage
- Greater Purchasing Power
- Distribution Efficiencies
- National Campaigns
  - iPic Marketing
  - iPic Selling Co-Branding Campaigns

1: Includes markets in Florida, Texas, CA and Tri-State Area.

11

Conclusion: Top-Down Marketing

Top-Down Market Positioning

1   Our New-Age Market Positioning  1 + 1 + 1 = 4 Business

2   Our New-Age Business Model  Membership-Driven

3   A Top Strategic Priority  Achieve Local-Level Scale

Agenda

Top-Down Market Positioning	1
Company Overview	2
Our Business Model	3
Investor Metrics	4

Company Overview: iPic is Anything But Ordinary

iPic ENTERTAINMENT



ASPIRATIONAL

The iPic audience enjoys a night out with a level of comfort typically reserved for a five-star resort



EXPERIENTIAL

The typical iPic experience lasts over 4.5 hours; the two-hour movie is just one element in a complete entertainment experience



SOCIAL

iPic is the perfect destination for a date night or group outing; iPic's social nature is a recipe for retention and repeat visits



AFFORDABLE LUXURY

iPic is a fraction of the cost of box seats at a sporting event or concert, yet offers a similar level of luxury and amenities

Company Overview: iPic Offers an Unrivalled Out-of-Home Entertainment Experience

iPic ENTERTAINMENT

	iPic ENTERTAINMENT	Movie Theaters	Bowling Alleys	Family Entertainment	Bars / Restaurants	Entertainment Venues
		AMC THEATRES, CINEMARK, REGAL CINEMAS	AMF, LUCKY STRIKE	CHUCK E. CHEESE'S, DAVE & BUSTER'S	BUFFALO WILD WINGS, Bar Louie, SHAKE SHACK	AEG LIVE, LIVE NATION
Consumer Brand	★	★	★	★	★	
Affordable Luxury / Special Experience	★		★		★	★
High Quality Food and Beverage	★				★	
Engaging Activity	★		★	★		★
Attractive Demographics	★	★	★		★	★
Corporate Events	★		★	★	★	
Live Events	★					★
Innovative	★					★

Traditional Movie Theaters






	iPic ENTERTAINMENT®	Traditional Movie Theaters
Screens per Location	6 – 8	18 – 24
Seats per Location	244 – 760	2,000 – 2,500
Average Occupancy Rate [1]	Overall ~23%	~15%
Premium Seating & Dining	Premium seats similarly priced to traditional theaters with significantly better amenities	Some "premium" conversions, but mainly focused on seats, not high quality dining and bar experience
Draw	25 miles	5 miles
Demographics	~60% female, less focused on teens	~50% female, skews toward teens

Source: Rentrak; company filings
Note
1. iPic data represents 2016 blended occupancy, excludes locations not open a full year (Ft.Lee, Fulton and Dobbs Ferry)

Company Overview: iPic is in a League of its Own for Theater Occasions

iPic ENTERTAINMENT



High End
Low End
Budget vs. Premium
ARCLIGHT CINEMAS
MUVICO THEATERS
THE WORLD'S PREMIER MOVIE EXPERIENCE
High End Theaters
ANGELIKA FILM CENTER
Landmark CINEMAS
Where Stars Come Out to Shine
iPic ENTERTAINMENT®
Premium Movie Destinations
Cinépolis
amc Dine-In Theatres
FORK&SCREEN
amc
CINEMARK
REGAL CINEMAS
Carmike Cinemas
Traditional Theaters
CINÉBISTRO
MOVIES WITH TASTE
Low End Dine-in Theaters
STUDIO MOVIE GRILL
ALAMO DRAFTHOUSE CINEMA
MOVIE TAVERN
Movie Only
Full Destination
Movie Theaters vs. Entertainment Destinations

iPic is uniquely positioned as a high-end, complete entertainment destination

Agenda

Top-Down Market Positioning	**1**
Company Overview	**2**
Our Business Model	**3**
Investor Metrics	**4**

3 Our Model: Restaurant-Led Business Model and Market Positioning

iPic ENTERTAINMENT

Restaurants Driving Strong Topline Performance

2016 Revenue

iPic ENTERTAINMENT®

Sponsorship/ Branding/ VIP Fees 18%
Environment: Theatrical Box Office 31%
Food, Beverage & Service 51%

- Award-Winning Culinary Team
- Variety of Concepts Tailored to Local Tastes
- Favorable Per Person Spend

3a Our Restaurants: Award Winning Culinary Staff

iPic ENTERTAINMENT

Sherry Yard



Chief Operating Officer

- Three-time winner of the James Beard Award
- Oversees all restaurant and food and beverage concepts for iPic's locations nationwide
- 20 years working alongside Wolfgang Puck as executive pastry chef and partner for his worldwide operations, creating menus for restaurants such as Spago, Cut and Chinois
  - Created dishes for the Academy Awards Governor's Ball, the Grammy Awards, and the Emmy Awards
- Began her culinary career at the venerable Rainbow Room in New York City, Montrachet and Tribeca Grill
- Food Network personality and award winning cookbook author

Adam Seger



Master Mixologist

- Certified Culinary Professional, Court of Master Sommeliers Advanced Sommelier
- Dubbed "Spirits Guru" by both Food & Wine and fast Company Magazines, and "Chicago's King of Cocktails" by New York City Magazine
- Alumnus of Michelin Starred restaurants Chez Julien in Strasbourg, TRU in Chicago, and The French Laundry in Napa Valley
- Has created cocktails for the 84th Academy Awards and Oprah's 25th season finale
- In 2016, won the VIBE Beverage Conference Vista Award for Best National Beverage Menu for iPic Entertainment

3a Our Restaurants: Renowned Cuisine and Cocktails

iPic ENTERTAINMENT

Dine In The Dark

















iPic EXPRESS®

- iPic's answer to the concession stand
- Prepared to order, chef-driven menu and craft cocktails similar to that of the 3 restaurants
- Available as carry-in for Premium level guests; delivered direct to Premium Plus
- $18.45 avg. SPP (1)

Tuck Hospitality Group

Three On-Trend Restaurant Concepts

CITY PERCH KITCHEN + BAR

- Seasonal American Dining
- Fresh, sustainable ingredients for shareable plates
- Rustic setting with a modern, multi-layered social dining experience
- 7.6K average square feet
- $41.36 average check (1)

Tanzy RESTAURANT

- Garden-fresh Italian artisanal cuisine
- Perfect gathering place for friends, creating a unique setting for lively dining and conversation
- 6.8K average square feet
- $36.76 average check (1)

THE TUCK ROOM

- Intimate gastro-lounge and cocktail driven restaurant
- Skillfully crafted cocktails and soulful social plates
- 5.0K average square feet
- $33.04 average check (1)

Notes

1. Average check and spend per person data based on June YTD 2017 Spend

Our Restaurants: Renowned Cuisine and Cocktails

iPic Express Concessions and In-Theater Dining Across All Theaters















Tuck Hospitality Group
Multiple Concepts Offer Flexibility to Tailor Attached Restaurant at Select Theaters to Local Tastes (1)







CITY PERCH KITCHEN + BAR

All-American dining

Tanzy RESTAURANT

Italian artisanal dining

THE TUCK ROOM

Shared plates in a lounge setting



























Note

1. Only one restaurant concept chosen per location

3a **Our Restaurants: Favorable Per Person Spending vs. Restaurant Peers**

iPic ENTERTAINMENT

iPic's F&B spend per patron is significantly higher than peers with favorable alcohol mix at 44% of check

Average Check Across Restaurant Industry

June 2017 YTD, ($)



- - - - - Average check with and without alcohol

Notes
1. Blended SPP (spend per person) across locations
2. Includes Scottsdale, Mizner Park (Boca Raton, FL), Westwood, Pike & Rose (Bethesda, MD), North Miami, FL, Houston, TX, New York, NY, Fort Lee, NJ, and Dobbs Ferry, NY locations.

3a Our Restaurants: Other Movie Theater Chains Not Close in F&B Spend

iPic ENTERTAINMENT

F&B Spend Per Patron

June 2017 YTD, ($)



$3.95
$4.16
$4.64
$8.65
$18.45
$24.21
CINEMARK (1)
REGAL CINEMAS
amc
amc Dine-In Theatres
iPic THEATERS
(In-Theater Dining Only)
iPic ENTERTAINMENT
(Overall)

Source: Public Filings

Note

1. Cinemark US operations only

iP̄ic ENTERTAINMENT

iPic Restaurants Selected Winners of Open Table's Diner's Choice 2017

Open Table's Diner's Choice Winner



City Perch (4): Feb/Apr/May 2017

Tanzy (2): Feb/Apr 2017

Tuck Room Tavern (2): Feb/May 2017

8-Time Winner in 2017

Overall Rating [1]

4.2

Food: 4.0

Service: 4.2

Ambiance: 4.3

Ratings Distribution



5 Stars	84
4 Stars	61
3 Stars	29
2 Stars	15
1 Star	4

Diner Would Recommend



85% (iP̄ic ENTERTAINMENT®)

68-71% Industry

Note

1. All ratings are on a 1-5 scale



Strong Theatrical Box Office Performance

2016 Revenue

Sponsorship/
Branding/
VIP Fees
18%

**Environment:
Theatrical
Box Office
31%**

Food, Beverage & Service
51%

- Differentiated Luxury Theater Experience

- Strong Box Office Performance

- Desirable Customer Base

3b Our Theaters: Experience Catering to Key 21-54 Demographic

iPic ENTERTAINMENT


iPic®
THEATERS
Where Movie Lovers Go.



Our Theaters: A Truly Differentiated Theater Experience

iPic ENTERTAINMENT


iPic
THEATERS
E4
E5

iPic's average revenue per screen is 156% higher than the rest of the industry

2016 Revenue per Screen[1]

(000's)



- ■ Admission Revenue/Screen
- ■ Concession Revenue/Screen
- ■ Other Revenue/Screen

Source: Company Filings
Notes
1. Regal, AMC, and Cinemark (U.S. only) revenue per screen calculated using 2016 average screens
2. Includes annualized figures for our Fort Lee, NJ and Fulton Market, NY locations

3b Our Theaters: Industry-Leading Performance

iPic ENTERTAINMENT

Meaningfully Higher Ticket Price…

2017 YTD

Avg. Ticket Price (per person)


$20.15
$8.95
iPic ENTERTAINMENT
Theater Peers (1)

Premium elements of iPic's experience drive 2.3x higher ticket prices

…With Significantly Larger F&B Contribution

2017 YTD

Avg. Food & Beverage Spend (per person)


$24.21
$4.89
iPic ENTERTAINMENT
Theater Peers (1)

iPic's high-end dining & concession options drive 5.0x higher revenue per person

Source: Management; Company Filings

Notes

1. Theater Peers defined as AMC, Regal and Cinemark (U.S. Operations)

3b Our Theaters: Unique Offering Drives Strong Customer Loyalty

iPic ENTERTAINMENT

iPic's Loyalty Snapshot - Theaters (1)

83% Likely to Recommend



Likely to Recommend?
No: 15%
60 Guests
Maybe: 2%
6 Guests
Yes: 83%
327 Guests

SOURCES	
YELP	613
FACEBOOK REVIEWS	396
TWITTER	102
TRIP ADVISOR	75

81% Positive Customer Sentiment





SENTIMENT
TRENDS
A
B
C
D
F

Our Customers Promote the iPic THEATERS Brand



yelp

*"For my 1600th review I have been thinking about what I wanted to write and what place has changed my life and I have to say **iPic has made me really love watching movies again**."*

10/19/2017







*"I recently visited iPic and I can truly say it was a **memorable experience**...Not just the food and ambiance, but most of all the service provided was spectacular."*







*This is the **best #movie theater experience EVER** #iPic*

5/14/2017

*"**Most enjoyable evening I've had in such a long time**! Great company, great food, great movie."*

5/5/2017



OpenTable

*"Always an amazing time. The atmosphere is great, the service is incredible and the food is insane. **This is by far our favorite place to go out to eat**...we always find any excuse to come here."*

11/5/2017



*"The **food was delicious**, the **drinks were great**, the staff was very **warm and welcoming**. Our server was great! He continually checked up on us, made sure we had everything we needed, and was funny and polite. It was our first time there, but overall we all had a really great time, and **I have already recommended City Perch-Fort Lee to others**.."*



Source: NewBrand Analytics

Note

1. Data represents YTD 2017 survey results

32



U.S. Box Office Revenue Reached a Record $11.4 Bn in 2016

Our Theaters: 2018 Slate to Drive Strong Box Office Results

iPic ENTERTAINMENT

Oct YTD Industry Box Office Comparison

$ Billions


9.22
-5.4%
8.73
YTD '16
YTD '17

Strong Finish Predicted for Nov / Dec 2017

Expected Gross: $950M


STAR WARS
THE LAST JEDI
DECEMBER 15

Star Wars: Episode VIII The Last Jedi

Expected Gross: $450M


YOU CAN'T SAVE THE WORLD ALONE
JUSTICE LEAGUE
ALL IN 11.17
DOLBY

Justice League

Expected Gross: $175M


DWAYNE JOHNSON JACK BLACK KEVIN HART KAREN GILLAN
JUMANJI
WELCOME TO THE JUNGLE
CHRISTMAS

Jumanji

2018 to feature an incredibly strong stable of tentpole releases, including:


ALDEN EHRENREICH
A STAR WARS STORY
HAN SOLO
COMING 2018

A Star Wars Story: Han Solo


MRS. GREY WILL SEE YOU NOW

Fifty Shades: Freed


JURASSIC WORLD
FALLEN KINGDOM
LIFE FINDS A WAY

Jurassic World: Fallen Kingdom



Deadpool 2


THE NEW MUTANTS

X-Men: The New Mutants

Our Social Business: Three Sources of Brand-Related Revenue

iPic ENTERTAINMENT

iPic Media Has Room to Grow

2016 Revenue





iPic ENTERTAINMENT®

Sponsorship/ Branding/ VIP Fees
18%
Environment: Theatrical Box Office
31%
Food, Beverage & Service
51%

- Membership Revenue and Gift Cards
- iPic Life
- Alternative Content



Chef Sherry Yard
COO, Tuck Hospitality Group
James Beard Award-winning, Wolfgang Puck & Spago Veteran

Our Social Business: iPic Access' Fast-Growing Membership Model

iPic *Access* Membership Program

- Currently at ~1.8 Million members and growing [(1)]

Silver Level


ACCESS
iPic MEMBERSHIP REWARDS
SILVER MEMBER

- Free to join
- Special pricing on all movie tickets
- Weekly newsletters
- 1.7 million members

Gold Level


ACCESS
iPic MEMBERSHIP REWARDS
GOLD MEMBER

- $29 per year
- Earn 1 Access point for every dollar spent on qualifying purchases. Points can be redeemed on qualifying iPic and Tuck Hospitality Group items

Platinum Level


ACCESS
PLATINUM MEMBER

- No additional cost
- Earn 1.5 Access points for every dollar spent on qualifying purchases
- Free birthday ticket gift
- Special access to member events

Elite Level



- Ultra-Exclusive membership level
- 25% off bottles of wine in all Tuck Hospitality Group restaurants
- Coming Soon: VIP concierge service access

Member Growth


1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
2012
2013
2014
2015
2016
Thru June '17

Notes

1. Member counts as of June 2017

3b Our Social Business: iPic is a Membership Model, Attracting a Large and Highly Desirable Membership Profile

iPic ENTERTAINMENT

iPic Member Annual Dollar Spend



$156
$431
$3,011
$7,862
Silver
Gold
Platinum
Elite
ACCESS
ACCESS
ACCESS
ACCESS

1: iPic Results 3Q16-2Q17

Key Demographic Highlights

- 60% Female, 40% Male
- 34 – 39 median age
- $180K Average HHI / $120K Median HHI
- 90% of guests between the ages of 21 and 54









Source: Epsilon Data Management, 2015









Our Social Business: iPic Media's Brand Partnerships, Proprietary Alternative Content, and Gift Cards

3

iPic ENTERTAINMENT

TRUTH BE TOLD

OZ
PEARLMAN

iPic
BMG DUTCHESS MUSIC
FERGIE
DOUBLE DUTCHESS:
SEEING DOUBLE
THE VISUAL EXPERIENCE
9.20.17

- **Brand Partnerships**
  - Brand partnerships and talent promotion offering exposure to products and local artists
    - Partnerships negotiated on a case-by-case basis
    - Typically annual contracts and four week flights
  - Two-way communication – customer and studio connections
    - iPic app update in development to connect users with products
  - $1.8MM in sponsorship contracts booked to date 2017













Cartier | Burberry London | Louis Vuitton | Lexus | Google | M&M Mars

- **In-Theater and Other Events**
  - Live concert screenings and special event viewing parties
    - Exclusive Netflix partnership (NETFLIX)
  - Video game competitions (Minecraft, League of Legends)
  - Private events utilizing theater and restaurant spaces
- **Gift Cards**
  - $4MM of sales in 2016



Notes

1. Represents 2 separate contracts, one 8 week contract totalling $448K and one 2 week contract totalling $88K
2. Boca Raton location only

Our Social Business: Continuous Innovation: Software, Mobile App iPic's Empowered Hospitality Culture

iPic ENTERTAINMENT

Customer Functionality

- Software and app developed in house to address consumer preferences
  - First theater to offer assigned seating option
  - Can select and purchase tickets with only 3 touches
  - Membership program functionality within the app

Key Functionality Updates

- Upgraded app launched in Q4 2017
- Focus on 2-way connectivity and customer interaction
  - Food & beverage ordering from seat and at the time of ticket purchase
  - Check Splitting
  - Membership marketing
  - Opportunity to connect with brand partners
  - Push product deals and offers to customers' phones
  - Uber-like checkout (mobile checkout)
  - Tabs following guest from restaurant to theater

"No company, consumer brand or otherwise, can exist today without being a tech company inside that enterprise"

Howard Shultz, Executive Chairman, Starbucks Corporation
September 2017





9:41 AM
Showtimes
Payment
About Time
SCREEN

9:41 AM
Locations
Scottsdale
About Time
Captain Phillips
Ender's Game

IPIC NOW! MOBILE CONSUMER INTERACTION
NORDSTROM
+
CHANEL

Agenda

Top-Down Market Positioning | **1**

Company Overview | **2**

Our Business Model | **3**

Investor Metrics | **4**



Growth Objectives: Attractive Development Whitespace Opportunity

iPic ENTERTAINMENT

Significant Upside to Current Pace of New Openings

Redmond, WA
iPic EXPRESS
2010
Glendale, WI
(Bayshore)
Big Daddy's BBQ BREW & QUE
2009
Dobbs Ferry, NY
Fort Lee, NJ
(Hudson Lights)
CITY PERCH KITCHEN + BAR
2016
New York, NY
(Fulton St.)
THE TUCK ROOM
2016
Barrington, IL
iPic EXPRESS
2010
Bolingbrook, IL
iPic EXPRESS
2010
Westwood, CA
THE TUCK ROOM
2014
Bethesda, MD
(Pike & Rose)
CITY PERCH KITCHEN + BAR
2014
Scottsdale, AZ
Tanzy
2011
Dallas, TX
iPic EXPRESS
2010
Pasadena, CA
iPic EXPRESS
2010
Austin, TX
iPic EXPRESS
2010
Boca Raton, FL
(Mizner Park)
Tanzy
2012
Houston, TX
THE TUCK ROOM
2015
Miami, FL
(Intracoastal)
THE TUCK ROOM
2015
16 Existing Locations
5 Under Development 2018-2019; Delray, FL; Frisco, TX; Norwalk, CT; Sunrise, FL; Irvine, CA

Massive Whitespace Potential

of Units
16
20
44
225
2017
2019
2025
Long-Term Potential

Source: Management Analysis

iPic ENTERTAINMENT

iPic Future Locations

6 Newly Opened or Under Development

South Street Seaport, NY
Opened October 2016



Dobbs Ferry, NY
Opened May 2017



iPic

San Francisco, CA
Opening 2018



Under Development

Frisco, TX
Opening 2019



Under Development

Norwalk, CT
Opening 2019



Under Development

Delray Beach, FL
Opening 2019



Under Development

Open | Under Development

Sites in LOI or At Lease

Under LOI / At Lease	Projected Open Date	
CA	Q1 2019	
TX	Q1 2019	★
FL	Q4 2019	★
FL	Q1 2020	★
NC	Q1 2020	
GA	Q2 2020	★
NJ	Q2 2020	★
TN	Q3 2020	★
WA	Q3 2020	★
PA	Q1 2021	
DC	Q1 2021	
NY	Q2 2021	
DC	Q2 2021	
VA	Q2 2022	
CO	Q2 2022	
VA	Q3 2022	



★ *Board Approved Location*

4a Growth Objectives: Beyond the Core Model
Acquisitions, iPic-Life and International

iPic ENTERTAINMENT

Opportunity	Potential	Potential Date to Achieve
Acquisitions	• At least three PE-backed chains that represent near-term, actionable opportunities • Highly fragmented market of smaller, upscale chains throughout the United States	**2018**
Expansion of iPic Now Beyond the Screen	• Integrate lifestyle segment into iPic Life by – Addition of a 3rd lifestyle segment, featuring luxury and branded destinations – Interviews and behind-the-scenes concert footage • Point viewers to iPic Life YouTube channel; longer videos, updated weekly, product and brand promotion	**2018**
International Expansion	• Primary targeted regions: Asia, UK, Middle East • 2016 Box Office by Region (1): – Asia Pacific: $15Bn – EMEA: $10Bn	**2019**

Note
1. MPAA Theatrical Market Statistics 2015

iPic ENTERTAINMENT

Revenue

($MM)



Unit Level Cash Flow

($MM)



Targeted Unit Economic Model (Year 3)

Construction Costs

Leasehold Improvement	$9.0 – 10.0MM
FF&E Costs	$6.0 – 6.5MM
Soft Costs [4]	~$2.5MM
Total Development Costs	**$17.5 – 19.0MM**
Less: Landlord Tenant Improvement Contribution	$6.5 – 7.5MM
iPic Investment	**$11.0 – 12MM**

Year 3 Operating Performance [5]

Year 3 Revenue	$14.0 – 15.0MM
Year 3 Unit Level Cash Flow	$2.5 – 3.0MM
Unleveraged Cash on Cash Return	**23 – 26%**

Source: Management
Notes
1. Adj. EBITDA includes impact of G&A expenses, straight line rent / TI allowance amortization and iPic Media contribution
2. 2015 Adj. EBITDA adjusted for one-time legal fee of $835K

iPic ENTERTAINMENT

Increasing Revenue per Screen (1)

($000's)



Rapidly Rising Attendance

(000's)

CAGR: 24%



Growing Spend per Visit

($)



■ Avg. Ticket ■ F&B / Visit ■ Total Revenue / Visit

Note

1. Revenue per screen calculated on a month by month basis to account for screens added in the month a new theater is open

46



Unit Level
Operating Margins



Other Revenue as %
of Total Revenue

Unit Level Cash Flow	$10.1M	$13.7M	$18.4M

Other Revenue	$12.5M	$16.2M	$23.1M

Other Revenue includes - Bowling. VIP Fee, Member
Rewards, VPF Fees, Misc. Theater Revenue, Gift Card
Breakage, Shipping & Handling and Sponsorship

47

Management: A-List Team

Executive	Position	Experience	Executive	Position	Experience
Hamid Hashemi 	Founder / Chief Executive Officer	• 30+ years in theatrical exhibition • Founded Muvico I in 1984, grew to 100+ screens, sold to Regal in 1994 for 6x investment • Founded Muvico II in 1995 to pioneer high-end megaplexes – Grew to 233 screens in 12 locations	**Paul Safran** 	Sr. VP, General Counsel	• 25+ years experience practicing law • Previously General Counsel for Transamerica's Municipal Finance Division • Responsible for iPic's legal affairs
Sherry Yard 	Chief Operating Officer	• Executive chef at Wolfgang Puck's for nearly 20 years • 3-time James Beard Foundation award winner • Drives culinary vision for iPic's restaurant offerings	**Holly Lang** 	Chief Marketing Officer	• 25+ years running marketing divisions for world-class brands • Previously SVP, Marketing & Integrated Products for iHeartMedia • Responsible for all marketing efforts across entire iPic brand portfolio, including: theaters, restaurants, programming, content, membership, and partnerships.
Paul Westra 	Chief Financial Officer	• 20+ years experience in finance • Former top-ranked Wall Street Analyst • Responsible for all finance and accounting functions • MBA from Duke's University's Fuqua School of Business. A Chartered Financial Analyst (CFA) holder.	**Donna DeChant** 	VP, Human Resources	• Prior to iPic, spent 25 years in diverse HR roles in world-class organizations such as Barnett Bank, Waste Management, JM Family Enterprises and Ryder System • Has consulted with Urban League Broward County, Habitat for Humanity Broward County and other notable organizations
Clark Woods 	VP, Film	• 30+ years of experience at every level of theatrical distribution • Previously President of Domestic Distribution for MGM, SVP and General Sales Manager at Paramount Studios • Responsible for purchase of all film entertainment	**Jeff White** 	VP, Technology	• 25+ years experience in theatrical exhibition • Oversees all technical aspects and technological resources supporting iPic's operations and strategic growth initiatives





iPic Holdings
36%

- Group of High Net Worth individuals led by Hamid Hashemi
- Management team with unique combination of successful movie exhibition, restaurant, and lounge operational and development experience
- Proven track record of 30 years in exhibition and restaurant business building the most successful theater in North America



Village Roadshow
27%

- A diversified multinational entertainment company with sales of over $1B annually
- Co-producer and financier of 89 commercial films with Warner Brothers and Sony Pictures





ERS & TRS
27%

- Employees' Retirement Systems of Alabama (ERS)
- Teachers' Retirement System of Alabama (TRS)
- Over $32Bn in assets
- Provides debt facility to iPic for new construction

Regal Cinemas
6%

- One of the leading and most geographically diverse theatre circuits in the United States
- 7,315 screens in 561 theatres in 43 states



4c Investor Highlights: Key Conclusions:

iPic ENTERTAINMENT

★ Industry-Leading, Ultimate Entertainment Experience



★ Theater Anchor Tenant of Choice



★ Uniquely Diversified Revenue Base



★ Exceptional Financial Performance and Unit Economics



★ Sky's The Limit Growth Story



★ A-List Management Team and Ownership Group

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SOCIAL MEDIA



iPic Theaters
December 19, 2017 at 1:44pm · 🌐

You know our brand, but soon you can invest in our business. Indicate your interest today before our IPO hits the big screen 🎥
http://bit.ly/iPicEntertainment





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December 19, 2017 at 1:44pm · 🌐

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Post 1

Platform	Time	Copy	Image
			
Facebook	12:00 PM	iPic Entertainment is going public which means you can go beyond the screen like never before. Take the lead in our upcoming IPO 🍿 http://bit.ly/iPicEntertainment	Image Targeted to Each iPic Location
Twitter	12:00 PM	iPic Entertainment is going public which means you can go beyond the screen like never before. Take the lead in our upcoming IPO 🍿 http://bit.ly/iPicTheatres #IPO #iPic #Entertainment	Same as above sized for Twitter
Instagram	12:00 PM	iPic Entertainment is going public which means you can go beyond the screen like never before. Take the lead in our upcoming IPO 🍿 Link in bio.	Same as above sized for Instagram
		* Add http://bit.ly/iPicIPO to Instagram Bio	

Post 2

Platform	Time	Copy	Image
			
Facebook	3:00 PM	Join the 1.8 million iPic members who have already experienced our unique luxury dining and entertainment experience unlike any other. iPic Entertainment IPO coming soon 🍿 http://bit.ly/iPicEntertainment	
Twitter	3:00 PM	Join the 1.8 million #iPic members who have already experienced our unique luxury #dining and #entertainment experience unlike any other. iPic Entertainment IPO coming soon 🍿 http://bit.ly/iPicTheatres	Same as above sized for Twitter
Instagram	3:00 PM	Join the 1.8 million iPic members who have already experienced our unique luxury dining and entertainment experience unlike any other. iPic Entertainment IPO coming soon 🍿 Link in bio.	Same as above sized for Instagram

Post 3

Platform	Time	Copy	Image
			
Facebook	10:00 AM	Our upcoming Reg A+ IPO means everyone can invest in iPic's luxury entertainment experience. Indicate your interest in our IPO 🎬 http://bit.ly/iPicEntertainment	
Twitter	10:00 AM	Our upcoming Reg A+ IPO means everyone can invest in iPic's luxury entertainment experience. Indicate your interest in our IPO 🎬 http://bit.ly/iPicTheatres #iPic #IPO	Same as above sized for Twitter
Instagram	10:00 AM	Our upcoming Reg A+ IPO means everyone can invest in iPic's luxury entertainment experience. Indicate your interest in our IPO 🎬 Link in bio.	Same as above sized for Instagram

Post 4

Platform	Time	Copy	Image
			
Facebook	12:00 PM	You know our brand, but soon you can invest in our business. Indicate your interest today before our IPO hits the big screen 🎬 http://bit.ly/iPicEntertainment	
Twitter	12:00 PM	You know our brand, but soon you can invest in our business. Indicate your interest today before our IPO hits the big screen 🎬 http://bit.ly/iPicTheatres #Investment #iPic #IPO	Same as above sized for Twitter
Instagram	12:00 PM	You know our brand, but soon you can invest in our business. Indicate your interest today before our IPO hits the big screen 🎬 Link in bio.	Same as above sized for Instagram

Post 5

Platform	Time	Copy	Image
			
Facebook	1:00 PM	Sip, savor, and see all that iPic has to offer. Become a shareholder in our IPO 🎬 http://bit.ly/iPicEntertainment	
Twitter	1:00 PM	Sip, savor, and see all that iPic has to offer. Become a shareholder in our IPO 🎬 http://bit.ly/iPicTheatres #iPic #IPO #DinnerAndAMovie #Investment	Same as above sized for Twitter
Instagram	1:00 PM	Sip, savor, and see all that iPic has to offer. Become a shareholder in our IPO 🎬 Link in bio.	Same as above sized for Instagram

Post 6

Platform	Time	Copy	Image
			
Facebook	4:00 PM	Grab some 🍿 and take the lead in our IPO! The iPic Entertainment IPO is coming soon! 🎬 http://bit.ly/iPicEntertainment	
Twitter	4:00 PM	Grab some 🍿 and take the lead in our IPO! The iPic Entertainment IPO is coming soon! 🎬 http://bit.ly/iPicTheatres #iPic #IPO	Same as above sized for Twitter
Instagram	4:00 PM	Grab some 🍿 and take the lead in our IPO! The iPic Entertainment IPO is coming soon! 🎬 Link in bio.	Same as above sized for Instagram

Post 7

Platform	Time	Copy	Image
			
Facebook	10:00 AM	It's almost showtime! Own a piece of iPic Entertainment - IPO coming soon 🎥 http://bit.ly/iPicEntertainment	
Twitter	10:00 AM	It's almost showtime! Own a piece of iPic Entertainment - IPO coming soon 🎥 http://bit.ly/iPicTheatres #iPic #IPO #Entertainment #Investment	Same as above sized for Twitter
Instagram	10:00 AM	It's almost showtime! Own a piece of iPic Entertainment - IPO coming soon	Same as above sized for Instagram

EMAILS

12/28 - Email #1A: Gold+ Members active in last 12 months

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iPic
ENTERTAINMENT
IPIC ENTERTAINMENT IPO
COMING SOON
iPic
THEATERS
CITY PERCH

Dear [First Name],

You’re invited to go beyond the screen with iPic like never before!

As one of our most loyal and valued members, you’ve experienced everything iPic has to offer; from chef-driven cuisine and farm-to-glass mixology at our destination restaurants and theaters, access to exclusive member benefits, and unmatched amenities that create memorable experiences.

Soon, you’ll have the opportunity to invest in our ultimate entertainment destinations, by becoming a shareholder in our IPO before our planned stock exchange listing.

Discover what iPic could mean for you and the future of entertainment. We couldn’t be more excited.

LEARN MORE

To ensure that you do not miss any important updates, please add equity@ipic.com to your email contacts.

Sincerely,
Hamid Hashemi
iPic Entertainment, Founder & CEO


iPic
ENTERTAINMENT

An offering statement regarding this offering has been filed with the SEC. The SEC has qualified that offering statement which only means that iPic Entertainment Inc may make sales of the securities described by that offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You may obtain a copy of the offering circular that is part of that offering statement here. You should read the offering circular before making any investment.

The offering will be made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed with the Securities and Exchange Commission but has not yet become qualified. This email shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No securities may be sold, and no offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A+ until an offering statement is qualified by the U.S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A+ offering is non-binding and involves no obligation or commitment of any kind.

Email #1B: Silver Members active in last 12 months

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iPic
ENTERTAINMENT
IPIC ENTERTAINMENT IPO
COMING SOON
iPic
THEATERS
CITY PERCH

Dear [First Name],

You're invited to go beyond the screen with iPic like never before!

As an Access Silver member, you've experienced everything iPic has to offer; from chef-driven cuisine and farm-to-glass mixology at our destination restaurants and theaters, access to exclusive member benefits, and unmatched amenities that create memorable experiences.

Soon, you'll have the opportunity to invest in our ultimate entertainment destinations, by becoming a shareholder in our IPO before our planned stock exchange listing.

Discover what iPic could mean for you and the future of entertainment. We couldn't be more excited.

LEARN MORE

To ensure that you do not miss any important updates, please add equity@ipic.com to your email contacts.

Sincerely,
Hamid Hashemi
iPic Entertainment, Founder & CEO


iPic
ENTERTAINMENT

Privacy Policy **Terms And Conditions** **Unsubscribe**

Email #1C: Inactive Silver Members

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iPic
ENTERTAINMENT
IPIC ENTERTAINMENT IPO
COMING SOON
iPic
THEATERS
CITY PERCH

Dear [First Name],

If it’s been awhile since we’ve seen you, we have big news. You’re invited to go beyond the screen with iPic like never before!

We believe iPic’s multifaceted dining, drinking, and movie-watching experiences are unmatched in creating memorable experiences for everyone. Soon, you’ll have the opportunity to invest in our ultimate entertainment destinations, by becoming a shareholder in our IPO before our planned stock exchange listing.

Discover what iPic could mean for you and the future of entertainment. We couldn’t be more excited.

LEARN MORE

To ensure that you do not miss any important updates, please add equity@ipic.com to your email contacts.

Sincerely,
Hamid Hashemi
iPic Entertainment, Founder & CEO


iPic
ENTERTAINMENT

An offering statement regarding this offering has been filed with the SEC. The SEC has qualified that offering statement which only means that iPic Entertainment Inc may make sales of the securities described by that offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You may obtain a copy of the offering circular that is part of that offering statement here. You should read the offering circular before making any investment.

The offering will be made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed with the Securities and Exchange Commission but has not yet become qualified. This email shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No securities may be sold, and no offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A+ until an offering statement is qualified by the U.S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A+ offering is non-binding and involves no obligation or commitment of any kind.

1/2 - Email #2: All Members - indicated interest from Email #1

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iPic®
ENTERTAINMENT
YOU'RE INVITED

Dear [First Name],

We believe iPic's multifaceted dining, drinking, and movie-watching experiences are unmatched in creating memorable experiences for everyone, and we hope you agree. We invite you to take part in everything iPic has to offer by becoming a shareholder.

Check out some of our company highlights:

121 SCREENS IN 16 LOCATIONS ACROSS 10 STATES

5 new locations under construction and the potential for 200+ new locations

5 DISTINCT RESTAURANT BRANDS

City Perch Kitchen + Bar; Tanzy; The Tuck Room; The Tuck Room Tavern and iPic Express under the leadership of three-time James Beard Award winning chef, Sherry Yard

LUXURY THEATER AUDITORIUMS AND HIGH-TECH CUSTOMER EXPERIENCE

Patent-pending Premium Plus seating pods and an innovative iPic app

With revenues having grown by 22 percent over the last 4 years, we can confidently say we’re at the forefront of something incredible. Soon, you’ll have the opportunity to invest in our ultimate entertainment destinations, by becoming a shareholder in our IPO before our planned stock exchange listing.

Discover what iPic could mean for you and the future of entertainment. We couldn’t be more excited.

VIEW INVESTMENT DETAILS

To ensure that you do not miss any important updates, please add equity@ipic.com to your email contacts.

Sincerely,
Hamid Hashemi
iPic Entertainment, Founder & CEO


iPic
ENTERTAINMENT

An offering statement regarding this offering has been filed with the SEC. The SEC has qualified that offering statement which only means that iPic Entertainment Inc may make sales of the securities described by that offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in

the offering statement. You may obtain a copy of the offering circular that is part of that offering statement [here](). You should read the offering circular before making any investment.

The offering will be made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed with the Securities and Exchange Commission but has not yet become qualified. This email shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No securities may be sold, and no offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A+ until an offering statement is qualified by the U.S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A+ offering is non-binding and involves no obligation or commitment of any kind.

Email not displaying correctly? <u>View it</u> in your browser



Dear [First Name],

The moment you step inside our doors, it becomes clear that iPic Entertainment is much more than a movie theater.

We'd like to introduce you to the man behind it all, our CEO, Hamid Hashemi.

In this short video, Hamid talks about how iPic first began, and his vision for redefining the movie going experience.

WATCH VIDEO

To learn more about iPic Entertainment's upcoming IPO, please visit <u>ipictheaters.com/invest</u>.

Sincerely,
iPic Entertainment



Privacy Policy   Terms And Conditions   Unsubscribe

An offering statement regarding this offering has been filed with the SEC. The SEC has qualified that offering statement which only means that iPic Entertainment Inc may make sales of the securities described by that offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You may obtain a copy of the offering circular that is part of that offering statement here. You should read the offering circular before making any investment.

The offering will be made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed with the Securities and Exchange Commission but has not yet become qualified. This email shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No securities may be sold, and no offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A+ until an offering statement is qualified by the U.S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A+ offering is non-binding and involves no obligation or commitment of any kind.

This email was sent by
iPic Entertainment
433 Plaza Real Suite 335
Boca Raton, FL 33432

ACTIVE - Drip Email #1A to members *trigger-sent after indicating interest

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iPic
ENTERTAINMENT
GO BEYOND THE SCREEN WITH IPIC
iPic
THEATERS
THE TUCK ROOM
BAR + GASTROLOUNGE

Dear [First Name],

Thank you for indicating your interest to invest in iPic Entertainment!

We are thrilled to have our members on board, as it is your love for iPic's destination restaurants, chef-driven cuisine, farm-to-glass mixology, and world-class luxury theaters that got us where we are today.

Under the new securities laws passed under the JOBS Act, investment opportunities are now accessible to the general public. Soon, you will be able to invest in iPic Entertainment before our planned listing on the NASDAQ Stock Market under the symbol "IPIC."

The offering is expected to commence at the beginning of 2018, at which time you may subscribe by opening an account at www.banq.co. You will receive specific instructions at that time, in addition to the full offering details.

To ensure that you do not miss any important updates, please add equity@ipic.com to your email contacts.

Sincerely,
Hamid Hashemi
iPic Entertainment, Founder & CEO


iPic
ENTERTAINMENT

Privacy Policy **Terms And Conditions** **Unsubscribe**

An offering statement regarding this offering has been filed with the SEC. The SEC has qualified that offering statement which only means that iPic Entertainment Inc may make sales of the securities described by that offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You may obtain a copy of the offering circular that is part of that offering statement here. You should read the offering circular before making any investment.

The offering will be made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed with the Securities and Exchange Commission but has not yet become qualified. This email shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No securities may be sold, and no offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A+ until an offering statement is qualified by the U.S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A+ offering is non-binding and involves no obligation or commitment of any kind.

This email was sent by
iPic Entertainment
433 Plaza Real Suite 335
Boca Raton, FL 33432

ACTIVE - Drip Email #1B to non-members *trigger-sent after indicating interest

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iPic
ENTERTAINMENT
GO BEYOND THE SCREEN WITH IPIC
iPic
THEATERS
THE TUCK ROOM
BAR + GASTROLOUNGE

Dear [First Name],

Thank you for indicating your interest to invest in iPic Entertainment!

You are joining a community of 1.8 million members who have experienced iPic's destination restaurants, chef-driven cuisine, farm-to-glass mixology, and world-class luxury theaters that got us where we are today.

We can't wait to share all of this with you and more.

Under the new securities laws passed under the JOBS Act, investment opportunities that were once only available to high net worth individuals and institutional investors are now accessible to everyone.

Soon, you will be able to own a piece of iPic Entertainment before our planned listing on the NASDAQ Stock Market under the symbol "IPIC."

The offering is expected to commence at the beginning of 2018, at which time you may subscribe by opening an account at www.banq.co. You will receive specific instructions at that time, in addition to the full offering details.

To stay connected, if you haven't already, be sure to add equity@ipic.com to your email list.

Sincerely,
Hamid Hashemi
iPic Entertainment, Founder & CEO


iPic
ENTERTAINMENT

An offering statement regarding this offering has been filed with the SEC. The SEC has qualified that offering statement which only means that iPic Entertainment Inc may make sales of the securities described by that offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You may obtain a copy of the offering circular that is part of that offering statement here. You should read the offering circular before making any investment.

The offering will be made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed with the Securities and Exchange Commission but has not yet become qualified. This email shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No securities may be sold, and no offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A+ until an offering statement is qualified by the U.S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A+ offering is non-binding and involves no obligation or commitment of any kind.

ACTIVE - Drip Email #2: *trigger-send 1 day after 1st email

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iPic
ENTERTAINMENT
TAKE THE LEAD IN OUR IPO

Dear [First Name],

The iPic IPO has it all; action, adventure, an A-list management team. Now we invite you to take the lead in our IPO.

Here's what you need to know:

1. iPic's business model combines premium food service with entertainment into a single-site all-night destination that is comparable to that of Dave and Busters and Top Golf.
2. Our founder and CEO, Hamid Hashemi, has been in the theatrical entertainment business for more than 30 years and has successfully founded two prior exhibition companies.
3. From 2012 to 2016, iPic has delivered four-year compound growth with units growing by +12%/yr and revenues by +22%/yr.
4. iPic holds sponsorships and partnerships with other world-class brands, including Netflix, Cartier, Google, M&Ms, and Burberry.

5. iPic operates five distinct restaurant brands under the leadership of three-time James Beard Award winning chef and Food Network TV personality, Sherry Yard.

Our IPO won't be the same without you.

Sincerely,
Hamid Hashemi
iPic Entertainment, Founder & CEO


iPic
ENTERTAINMENT

Privacy Policy **Terms And Conditions** **Unsubscribe**

This email was sent by
iPic Entertainment
433 Plaza Real Suite 335
Boca Raton, FL 33432

JANUARY 2018 MANAGEMENT PRESENTATION



Management Presentation
January 2018

Investor Considerations

This presentation may include "forward-looking statements." To the extent that the information presented in this presentation discusses financial projections, information, or expectations about iPic Entertainment Inc.'s business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as "should," "may," "intends," "anticipates," "believes," "estimates," "projects," "forecasts," "expects," "plans," and "proposes." Although iPic Entertainment Inc. believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. You are urged to carefully review and consider any cautionary statements and other disclosures, including the statements made under the heading "Risk Factors" and elsewhere in the offering statement filed with the SEC. Forward-looking statements speak only as of the date of the document in which they are contained, and iPic Entertainment Inc. does not undertake any duty to update any forward-looking statements except as may be required by law.

The offering will be made only by means of an offering circular. An offering statement on Form 1-A relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become qualified. The securities offered by iPic Entertainment Inc. are highly speculative. Investing in shares of common stock of iPic Entertainment Inc. involves significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and there can be no assurance that a public market will develop. For additional information on iPic Entertainment Inc., the offering, risk factors and any other related topics, please review the Form 1-A offering circular that can be found at the following location: https://www.sec.gov/Archives/edgar/data/1720201/000121390017013623/f1a2017a1_ipicgoldclass.htm.

A copy of the Offering Circular may also be obtained from us. Contact:

iPic Entertainment Inc.
433 Plaza Real
Suite 335
Boca Raton, FL 33432
Attn: General Counsel

What is iPic?

- 4+ hour entertainment experience
- Affordable luxury
- Pioneered the dining and Movie experience
- We lead the industry in innovation

Current Operations

- 16 locations, 121 screens
- 2016 Revenue of $124.8 million and Store-Level EBITDA of $15.2 million
- 1.8 million members

iPic ENTERTAINMENT

Investment Consideration

- Proven track record

- Attractive targeted unit economics

- Positive macro economics

- Experienced management team



Lights, Camera, **Action!**

TESTING THE WATERS: iPic Entertainment, Inc. is "Testing the Waters" under Regulation A under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. iPic Entertainment, Inc. is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the iPic Entertainment, Inc. is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein.

Company Overview:
iPic is Anything but Ordinary









ASPIRATIONAL

The iPic audience enjoys a night out with a level of comfort typically reserved for a five-star resort

EXPERIENTIAL

The typical iPic experience lasts over 4.5 hours; the two-hour movie is just one element in a complete entertainment experience

SOCIAL

iPic is the perfect destination for a date night or group outing; iPic's social nature is a recipe for retention and repeat visits

AFFORDABLE LUXURY

iPic is a fraction of the cost of box seats at a sporting event or concert, yet offers a similar level of luxury and amenities

iPic Offers an
Unrivaled Entertainment Experience

	Movie Theaters		Bowling Alleys	Family Entertainment	Bars & Restaurants	Entertainment Venues
Consumer Brand	★	★	★	★	★	
Affordable Luxury / Special Experience	★		★		★	★
High Quality Food & Beverage	★				★	
Engaging Activity	★		★	★		★
Attractive Demographics	★	★	★		★	
Corporate Events	★		★	★	★	
Live Events	★					★
Innovative	★					★



iPic is in a Premium Dining and Theater Destination


High End
Low End
Budget vs. Premium
ARCLIGHT
MUVICO THEATERS
THE WORLD'S PREMIER MOVIE EXPERIENCE
High End Theaters
ANGELIKA FILM CENTER
Landmark CINEMAS
Where Stars Come Out to Shine
iPic ENTERTAINMENT
Premium Movie Destinations
Cinépolis
amc DINE-IN
CINEMARK
amc
REGAL CINEMAS
Traditional Theaters
Carmike Cinemas
FORK&SCREEN
MOVIES MENUS MORE
CINÉBISTRO
MOVIES WITH TASTE
Low End Dine-in Theaters
MOVIE TAVERN
STUDIO MOVIE GRILL
ALAMO DRAFTHOUSE CINEMA
Movie Only
Full Destination
Movie Theaters vs. Entertainment Destinations

Company Overview	1	

Our Business Model   **2**

Investor Metrics	3	

Strategic Positioning   4

iPic ENTERTAINMENT

Our Model:
Restaurant-Led & Market Positioning
Restaurants Driving Strong Topline Performance

iPic ENTERTAINMENT | **2016 Revenue** | Theater Competitors [(1)]


Other Income
2%
Environment: Theatrical Box Office
46%
Food, Beverage & Service
52%
Other Income
5%
Theatrical Box Office
64%
Food & Beverage
31%

1. Competitors include AMC, Regal and Cinemark

Our Restaurants:
Award Winning Culinary Staff

Adam Seger
Master Mixologist



- Certified Culinary Professional, Court of Master Sommeliers Advanced Sommelier
- Dubbed "Spirits Guru" by both Food & Wine and fast Company Magazines, and "Chicago's King of Cocktails" by New York City Magazine
- Alumnus of Michelin Starred restaurants Chez Julien in Strasbourg, TRU in Chicago, and The French Laundry in Napa Valley
- Has created cocktails for the 84th Academy Awards and Oprah's 25th season finale
- In 2016, won the VIBE Beverage Conference Vista Award for Best National Beverage Menu for iPic Entertainment

Sherry Yard
Chief Operating Officer



- 3x winner of the James Beard Award
- Oversees all restaurant, food, and beverage concepts for iPic's locations nationwide
- 20 years working alongside Wolfgang Puck as executive pastry chef and partner, creating menus for restaurants such as Spago, Cut and Chinois
  - Created dishes for the Academy Awards Governor's Ball, Grammy Awards, and Emmy Awards
- Began her culinary career at the venerable Rainbow Room in New York City, Montrachet and Tribeca Grill
- Food Network personality and award winning cookbook author

iPic ENTERTAINMENT
12

Our In-Theater Culinary Experience: **Renowned Cuisine and Cocktails**

Dining in the Dark:
Chef-Inspired Cuisine Offered Across All Theaters

















iPic EXPRESS®

- iPic's answer to the concession stand
- Prepared to order, chef-driven menu and craft cocktails similar to that of the 3 restaurants
- Available as carry-in for Premium level guests; delivered direct to Premium Plus
- $18.45 avg. SPP [1]

1. Average spend per person data based on June YTD 2017 Spend

iPic ENTERTAINMENT
13

Our Restaurants:
Renowned Cuisine & Cocktails





CITY PERCH KITCHEN + BAR

- Seasonal American Dining
- Fresh, sustainable ingredients for shareable plates
- Rustic setting with a modern, multi-layered social dining experience
- 7.6K average square feet
- $41.36 average check [(1)]







Tanzy RESTAURANT

- Garden-fresh Italian artisanal cuisine
- Perfect gathering place for friends, creating a unique setting for lively dining and conversation
- 6.8K average square feet
- $36.76 average check [(1)]





THE TUCK ROOM

- Intimate gastro-lounge and cocktail driven restaurant
- Skillfully crafted cocktails and soulful social plates
- 5.0K average square feet
- $33.04 average check [(1)]

iPic ENTERTAINMENT

1. Average check data based on June YTD 2017 Spend

Our Restaurants:
Favorable Per Person Spending
iPic's F&B spend per patron is significantly higher than peers with favorable beverage mix at 35% of check

Average Check Across Restaurant Industry

June 2016 YTD, ($)



Average Check **WITH** and **WITHOUT** Beverage

1. Blended SPP (spend per person) across locations
2. Includes Scottsdale, Mizner Park (Boca Raton, FL), Westwood, Pike & Rose (Bethesda, MD), North Miami, FL, Houston, TX, New York, NY, Fort Lee, NJ, and Dobbs Ferry, NY locations.
3. Other than iPic data, source 2016 public filings

Our Restaurants:
Other Movie Theater Chains Not Close in F&B Spend



F&B Spend Per Patron
June 2017 YTD, ($)

$3.95 — CINEMARK [1]
$4.16 — REGAL CINEMAS
$4.64 — AMC
$8.65 — AMC DINE-IN
$18.46 — iPic ENTERTAINMENT (In-Theater Dining Only)
$24.21 — iPic ENTERTAINMENT (Overall)

iPic ENTERTAINMENT

Our Restaurants:
Highly Rated Restaurant Experience

Open Table's Diner's Choice Winner



City Perch (3): Feb/Apr/May 2017
Tanzy (2): Feb/Apr 2017
Tuck Room Tavern (2): Feb/May 2017

8-Time Winner in 2017

Overall Rating [1]

4.2

Food: 4.0
Service: 4.2
Ambiance: 4.3

Ratings Distribution



5 Stars	84
4 Stars	61
3 Stars	29
2 Stars	15
1 Star	4

Diner Would Recommend



85% — iPic ENTERTAINMENT
69% — Industry Average

Note
1. All ratings are on a 1-5 scale

Our Theaters:
Truly Differentiated Theater Experience



2016 Revenue

iPic ENTERTAINMENT

Other Income
2%
Environment: Theatrical Box Office
46%
Food, Beverage & Service
52%

Theater Competitors [1]

Other Income
5%
Theatrical Box Office
64%
Food & Beverage
31%

iPic ENTERTAINMENT

1. Competitors include AMC, Regal and Cinemark

Our Theaters: Spend
Other Theater Chains Not Even Close

iPic's average revenue per screen is 135% higher than the rest of the industry[1]



2017 Revenue per Screen

(000's)

Regal Cinemas: $440 — $284 (Admission), $128 (Concession)
AMC: $578 — $366 (Admission), $182 (Concession)
Cinemark (U.S. only): $499 — $306 (Admission), $169 (Concession)
Average: $506 — $319 (Admission), $160 (Concession)
Generation I iPic: $830 — $273 (Admission), $411 (Concession), $146 (Other)
Generation II iPic: $1,367 — $386 (Admission), $768 (Concession), $213 (Other)
Generation III iPic: $1,674 — $487 (Admission), $923 (Concession), $264 (Other)

■ Admission Revenue/Screen   ■ Concession Revenue/Screen   ■ Other Revenue/Screen

1. Competitor data taken from 2016 company public filings; iPic consolidated metric calculated using 2017 estimated weighted average of $1,190 per screen

iPic ENTERTAINMENT

Our Theaters:
Truly Differentiated Theater Experience



Our Theaters:
Industry-Leading Performance

Meaningfully Higher Ticket Price…

…With Significantly Larger F&B Contribution



Avg. Ticket Price (per person)

$20.15

$8.95

iPic ENTERTAINMENT   Theater Peers [1]



Avg. Food & Beverage Spend (per person)

$24.21

$4.89

iPic ENTERTAINMENT   Theater Peers [1]

Premium elements of iPic's
experience drive
2.3x higher ticket prices

iPic's high-end dining &
concession options drive 5.0x
higher revenue per person

1. Theater Peers defined as AMC, Regal and Cinemark
(U.S. Operations). Thru June 2017

Our Theaters: Unique Offering Drives **Strong Customer Loyalty**

iPic's Loyalty Snapshot - Theaters [1]

85% Likely to Recommend



Yes
85%
Maybe
2%
No
13%

SOURCES

Source	Count
YELP	613
FACEBOOK REVIEWS	396
TWITTER	102
TRIP ADVISOR	75

81% Positive Customer Sentiment



Positive
81%



TRENDS
A
B
C
D
F



Our Customers Promote the iPic ENTERTAINMENT Brand

yelp

*"For my 1600th review I have been thinking about what I wanted to write and what place has changed my life and I have to say **iPic has made me really love watching movies again**."*



10/19/2017

*"I recently visited iPic and I can truly say it was a **memorable experience**…Not just the food and ambiance, but most of all the service provided was spectacular."*



10/20/2017

*This is the **best #movie theater experience EVER** #iPic*

5/14/2017

*"**Most enjoyable evening I've had in such a long time**! Great company, great food, great movie."*

5/5/2017



OpenTable

*"Always an amazing time. The atmosphere is great, the service is incredible and the food is insane. **This is by far our favorite place to go out to eat**...we always find any excuse to come here."*



11/5/2017

*"The **food was delicious**, the **drinks were great**, the staff was very **warm and welcoming**. Our server was great! He continually checked up on us, made sure we had everything we needed, and was funny and polite. It was our first time there, but overall we all had a really great time, and **I have already recommended City Perch-Fort Lee to others**.."*



10/28/2017





Source: NewBrand Analytics
1. Data represents YTD 2017 survey results

iPic ENTERTAINMENT
22

Our Theaters: Innovation Drives **Stable LT Industry Growth**

2017 Box Office was 2nd highest on record at $11.1 Bn



($MM)
$11,000
$8,250
$5,500
$2,750
$0
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10
12
14
16
Theater Evolution
Multiplex Era
Megaplex Era
Destination Era
Disruptive Technology
VCR
500 Channel Cable
DVD
High-Speed Internet
Netflix / Hulu
Recession Year

Source: National Theater Owners Association

iPic ENTERTAINMENT

Our Theaters: 2018 Slate Could Drive **Strong Box Office Results**

Industry Box Office Grosses
($ Billions)


11.4
3% Year-Over-Year Decline
11.1
2016
2017

2018 to feature a strong stable of tentpole releases, including:


ALDEN EHRENREICH
A STAR WARS STORY
HAN SOLO
COMING 2018

A Star Wars Story: Han Solo


MRS. GREY WILL SEE YOU NOW

Fifty Shades: Freed


JURASSIC WORLD
FALLEN KINGDOM
LIFE FINDS A WAY

Jurassic World: Fallen Kingdom



Deadpool 2


THE NEW MUTANTS

X-Men: The New Mutants



Avengers: Infinity War

iPic ENTERTAINMENT
24

Our Social Business:
3 Sources of Brand-Related Revenue

2016 Revenue


iPic ENTERTAINMENT
Theater Competitors (1)
Other Income 2%
Environment: Theatrical Box Office 46%
Food, Beverage & Service 52%
Other Income 5%
Theatrical Box Office 64%
Food & Beverage 31%

iPic ENTERTAINMENT

1. Competitors include AMC, Regal and Cinemark

25

Our Social Business:
Brand Partnerships, Alternative Content & Membership









- **Brand Partnerships**
  - $1.8MM in sponsorship income in 2017



- **Alternative Content**
  - Live performances: magic, comedy, and music
  - Exclusive Netflix partnership **NETFLIX**
  - Video game competitions (Minecraft, League of Legends)
  - Private events

- **Membership**



Our Social Business:
3 Sources of Brand-Related Revenue

iPic ENTERTAINMENT

Our Social Business: iPic Access
Fast-Growing Membership Model

iPic *Access* Membership Program

Currently at ~1.8 Million members and growing [1]

Silver Level



- Free to join
- Special pricing on all movie tickets
- Weekly newsletters

Gold Level



- $29 per year
- Earn 1 Access point for every dollar spent on qualifying purchases. Points can be redeemed on qualifying iPic and Tuck Hospitality Group items

Platinum Level



- No additional cost
- Earn 1.5 Access points for every dollar spent on qualifying purchases
- Free birthday ticket gift
- Special access to member events

Elite Level



- Ultra-Exclusive membership level
- 25% off bottles of wine in all Tuck Hospitality Group restaurants
- Coming Soon: VIP concierge service access

Member Growth



1. Member counts thru June 2017

Company Overview 1

Our Business Model 2

Investor Metrics 3

Strategic Positioning 4

iPic ENTERTAINMENT

Growth Objectives:
Attractive Whitespace Opportunity

Significant Upside to Current Pace of New Openings



iPic Redmond
iPic Bayshore
Big Daddy's Brew & 'Que
iPic Fulton Market
The Tuck Room
iPic Dobbs Ferry
City Perch
iPic Waypointe
Tuck Room Tavern
iPic Fort Lee
City Perch
iPic Bethesda
City Perch
iPic South Barrington
iPic Boilingbrook
iPic Irvine
iPic Pasadena
iPic Westwood
Tuck Room Tavern
iPic Scottsdale
Tanzy
iPic Houston
The Tuck Room
iPic Austin
iPic Fairview
iPic Frisco
City Perch Frisco
iPic North Miami
The Tuck Room
iPic Boca Raton
Tanzy
iPic Delray Beach
iPic Metropica
CURRENT iPic THEATERS
iPic THEATERS UNDER DEVELOPMENT
CURRENT iPic RESTAURANTS
iPic RESTAURANTS UNDER DEVELOPMENT

Massive Whitespace Potential



# of Units
16
20
44
200+
2017
2019
2025
Long-Term Potential

iPic ENTERTAINMENT

Source: Management Analysis

Financials: Historical Performance
Targeted Year-3 Unit Economic Model

Targeted Unit Economic Model (Year 3)

Construction Costs

Leasehold Improvement	$9.0 – 10.0MM
FF&E Costs	$6.0 – 6.5MM
Soft Costs	~$2.5MM
Total Development Costs	**$17.5 – 19.0MM**
Less: Landlord Tenant Improvement Contribution	$6.5 – 7.5MM
iPic Investment	**$11.0 – 12MM**

Year 3 Operating Performance

Year 3 Revenue	$14.0 – 15.0MM
Year 3 Unit Level Cash Flow	$2.5 – 3.0MM
Unleveraged Cash on Cash Return	**20%+**

iPic ENTERTAINMENT

Actual data may vary

Financials: Historical Performance
Targeted Year-3 Unit Economic Model

Increasing Revenue per Screen [1]



Rising Attendance



Growing Spend per Visit



1. Revenue per screen calculated on a month by month basis to account for screens added in the month a new theater is open

32

Company Overview	1
Our Business Model	2
Investor Metrics	3
Strategic Positioning	**4**

New-Age Market Positioning

Restaurant **Business**	+	Lounge **Business**	+	Theater **Business**	=	4 Hour Customer **Experience**
1		**1**		**1**		**4**
Polished Casual Restaurants		Farm-to-Glass Lounges/Bars		Luxury Theater Experience		Entire Night Out in a Single Location

1 + 1 + 1 = 4







iPic® ENTERTAINMENT

Big Growth Opportunity For:
Eat-ertainment Brand

Given **Size and Composition** of US Full-Service Restaurant Business

$260 Billion



US Full-Service
Restaurant Business

US Whitespace Potential



$2.6 Billion = iPic's 200+
US Growth
Potential

**1% Targeted
Market Share**



# of Units	16	20	44	200+
	2017	2019	2025	Long-Term Potential

Big Growth **Opportunity** For:
Eat-ertainment Brand

Given Size and **Composition** of US Full-Service Restaurant Business

$260 Billion US Full-Service Restaurant Business



Kitchen Substitute Occasion

Experiential-Dining Occasion

Specialized Business-Models and Facilities Focused on One of these Two Occasions















CHIPOTLE MEXICAN GRILL | Panera BREAD | SHAKE SHACK

$5B<
>$35B[1]
1995
2017



DAVE & BUSTER'S | TOPGOLF | iPic ENTERTAINMENT

~$5B<
?
2010
2030

iPic ENTERTAINMENT

1. Technomic 2017 Top-500 Report

Our Social Business:
iPic is a Membership Model

Membership:
Percent of Total System Sales



- iPic — 45%[1]
- Starbucks — 36%[2]
- Domino's — 25%[3]

iPic Members:
Annual Dollar Spend



- Elite — $7,862
- Platinum — $3,011
- Gold — $431
- Silver — $156



- **Key Demographic Highlights**

- 60% Female, 40% Male

- 34 – 39 median age

- $119K Average HHI / $153K Median for Avids

- 90% of guests between the ages of 21 and 54

1: iPic Results 3Q17-YTD
2: Starbucks Results 3Q17
3: Stifel Financial estimate for 2017
4: Source: Epsilon Data Management, 2015

Investor Highlights:
Strong Ownership Group











iPic Holdings **37%**	**Village Roadshow** **27%**	**ERS & TRS** **27%**	**Regal Cinemas** **7%**	**PVR Cinemas** **2%**
• Group of High Net Worth individuals led by Hamid Hashemi • Management team with unique combination of successful movie exhibition, restaurant, and lounge operational and development experience • Proven track record of 30 years in exhibition and restaurant business building the most successful theater in North America	• A diversified multinational entertainment company with sales of over $1B annually • Co-producer and financier of 89 commercial films with Warner Brothers and Sony Pictures	• Employees' Retirement Systems of Alabama (ERS) • Teachers' Retirement System of Alabama (TRS) • Over $32Bn in assets • Provides debt facility to iPic for new construction	• One of the leading and most geographically diverse theatre circuits in the United States • 7,315 screens in 561 theatres in 43 states	• The largest and the most premium film and retail entertainment company in India • 600 screens in 131 locations in 51 cities

Reg A+ IPO: $40M
Selling Agents

TRIPOINT GLOBAL EQUITIES, LLC		
Lead Managing Selling Agent	Institutional Placement Book-Running Agent	Co-Manager

iPic ENTERTAINMENT

Investor Highlights: **Key Conclusions**

 Industry-Leading, Ultimate Entertainment Experience

 Theater Anchor Tenant of Choice

 Uniquely Diversified Revenue Base

 Solid Financial Performance and Unit Economics

 Strong Growth Potential

 A-List Management Team and Ownership Group

iPic ENTERTAINMENT